David L. Roland Senior Vice President, General Counsel and Corporate Secretary
July 13, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Alexandra M. Ledbetter
Re:	ION Geophysical Corporation Registration Statement on Form S-3 Filed April 20, 2010 File No. 333-166200
Ladies and Gentlemen:
          The undersigned, ION Geophysical Corporation (“ION”), hereby requests that the effectiveness of the above-referenced registration statement be accelerated to Thursday, July 15, 2010, at 9:00 a.m. (Eastern time), or as soon thereafter as practicable.
          In connection with this request for acceleration of the above-referenced registration statement, ION hereby confirms its awareness of its obligations under the Securities Act of 1933, as amended.
          Should you have any questions, please do not hesitate to contact Marc H. Folladori of Mayer Brown LLP at (713) 238-2696, or the undersigned at (281) 552-3308.

Very truly yours, ION GEOPHYSICAL CORPORATION
By:	/s/ David L. Roland
David L. Roland
Senior Vice President, General Counsel and Corporate Secretary

2105 CityWest Blvd., Suite 400
Houston, TX 77042-2839
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www.iongeo.com